SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                  Anucho, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   0000373371
                                 (CUSIP Number)


                             Mark A. Rosenbaum, Esq.
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                            New York, New York 10038
                                 (212) 806-5400


                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 11, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

                                  SCHEDULE 13D

CUSIP No.  0000373371                   Page   2    of   10   Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TJS Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) /  /
                                                     (b) /  /
3  SEC USE ONLY

4  SOURCE OF FUNDS*

    WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                      /   /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

 NUMBER OF     7  SOLE VOTING POWER      365,750
 SHARES
BENEFICIALLY   8  SHARED VOTING POWER
OWNED BY
EACH           9  SOLE DISPOSITIVE POWER 365,750
REPORTING
PERSON        10  SHARED DISPOSITIVE POWER
 WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     365,750

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.7% *

 14 TYPE OF REPORTING PERSON*
      PN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No.  0000373371                 Page   3    of   10   Pages

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TJS Management, L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a)/   /
                                                (b)/   /
3  SEC USE ONLY

4  SOURCE OF FUNDS*
        OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR 2(e)
                                                    /   /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

 NUMBER OF     7  SOLE VOTING POWER 0
 SHARES
BENEFICIALLY   8  SHARED VOTING POWER 365,750
 OWNED BY
EACH           9  SOLE DISPOSITIVE POWER 0
REPORTING
PERSON        10  SHARED DISPOSITIVE POWER 365,750
 WITH

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    365,750
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.7%

14 TYPE OF REPORTING PERSON*
     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  0000373371                Page   4    of   10   Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TJS Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a)/   /
                                                    (b)/   /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF      7  SOLE VOTING POWER   0
SHARES
BENEFICIALLY   8  SHARED VOTING POWER   365,750
OWNED BY
 EACH          9  SOLE DISPOSITIVE POWER 0
REPORTING
PERSON        10  SHARED DISPOSITIVE POWER 365,750
WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
365,750

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                         /    /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.7%

14 TYPE OF REPORTING PERSON
       CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  0000373371                   Page   5    of   10   Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Thomas J. Salvatore

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                            (a)/   /
                                            (b)/   /
3 SEC USE ONLY

4  SOURCE OF FUNDS*

      00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

 NUMBER OF     7  SOLE VOTING POWER  0
 SHARES
BENEFICIALLY   8  SHARED VOTING POWER 365,750
OWNED BY
EACH           9  SOLE DISPOSITIVE POWER 0
REPORTING
PERSON        10  SHARED DISPOSITIVE POWER 365,750
WITH

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      365,750

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                     /    /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.7%

14 TYPE OF REPORTING PERSON*

      IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Shares"), of Anucho, Inc. (the "Company"), a Delaware corporation.

     The address of the Company's principal executive offices are located at 8245 Nieman Road, Suite 100, Lenexa, KS 66214.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is being filed on behalf of TJS Partners, L.P., TJS Management, L.P., TJS Corporation, and Thomas J. Salvatore (collectively, the "Filing Persons").

     Set forth below is certain information with respect to each of the Filing Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

     (1) TJS PARTNERS, L.P. TJS Partners, L.P. is a New York limited partnership. Its principal business is investment, and the address of its principal business and principal office is 52 Vanderbilt Avenue, 5th Floor, New York, New York 10017. The general partner of TJS Partners, L.P. is TJS Management, L.P. (see paragraph (2) below). TJS Partners, L.P. hereinafter shall be referred to as the "Partnership".

     (2) TJS MANAGEMENT, L.P. TJS Management, L.P.'s principal business is investment, and the address of its principal business and principal office is 52 Vanderbilt Avenue, 5th Floor, New York, New York 10017. The general partners of TJS Management, L.P. are TJS Corporation and Mr. Salvatore (see paragraphs (3) and (4) below).

     (3) TJS CORPORATION. TJS Corporation is a Delaware corporation. Its principal business is investment, and the address of its principal business and principal office is 52 Vanderbilt Avenue, 5th Floor, New York, New York 10017. The controlling shareholder of TJS Corporation is Mr. Salvatore. TJS Corporation's sole director and executive officer is Mr. Salvatore who is its President (see paragraph (4) below).

     (4) THOMAS J. SALVATORE. Mr. Salvatore is a citizen of the United States of America, and his business address is 52 Vanderbilt Avenue, 5th Floor, New York, New York 10017. His present principal employment is as an investor. Mr. Salvatore is President of TJS Corporation.

     During the last five years, none of the Filing Persons and no director or executive officer of TJS Corporation, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate purchase price of the 365,750 Shares owned beneficially by the Partnership as of the date of this statement was approximately $3,024,610.00 (exclusive of commissions). The source of funds for the purchase of such Shares was the working capital of the Partnership.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The Partnership's intention for acquiring the Shares and its present intention for holding the Shares is for investment purposes. The Partnership may, depending upon market conditions and other factors, acquire additional Shares in the future or effect other transactions which would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to Schedule 13D.

     Except as set forth above, none of the Filing Persons has formulated any plans or proposals as a result of ownership which relate to or would result in any of the following:

                  (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the issuer;

                  (f) Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

                  (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

                  (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     As of the date of this statement, the Partnership is the direct beneficial owner of 365,750 Shares, which constituted approximately 5.7% of the 6,381,709 Shares outstanding as of March 5, 1997, as disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

     TJS Management, L.P., in its capacity as general partner of the Partnership, and each of TJS Corporation and Mr. Salvatore, in their respective capacities as general partners of TJS Management, L.P., may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) the Shares owned beneficially by the Partnership. Each of such persons disclaims beneficial ownership of such Shares except to the extent of their pecuniary interest therein. In addition, each of such Partners may be deemed to share with the Partnership the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares owned beneficially by the Partnership.

     Schedule A hereto describes transactions in the Shares effected during the past 60 days by the Partnership.

     Except as set forth herein, neither the Partnership nor any of the other Filing Persons beneficially owns or has a right to acquire any equity interest of the Company or effected any transaction in the equity securities of the Company during the past 60 days except as set forth for the Partnership in Schedule A hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:          April 22, 1997

                                         TJS PARTNERS, L.P.

                                         By: TJS MANAGEMENT, L.P., as
                                             General Partner

                                         By: /S/ THOMAS J. SALVATORE
                                             Thomas J. Salvatore, as
                                             General Partner


                                         By: TJS MANAGEMENT, L.P.

                                         By: /S/ THOMAS J. SALVATORE
                                             Thomas J. Salvatore, as
                                             General Partner

                                         TJS CORPORATION

                                         By: /S/ THOMAS J. SALVATORE
                                             Thomas J. Salvatore
                                             President

                                         /S/ THOMAS J. SALVATORE
                                             Thomas J. Salvatore

                                                                Schedule A


     The following table sets forth certain information concerning the Shares purchased by the Partnership during the 60-day period preceding the date of the
Schedule 13D Statement to which this Schedule A is attached.


                                                                Approximate
                                                                Purchase Price
                                                                Per Share
                              No. of Shares                     (Exclusive of
Date of Purchase              Purchased                         Commissions)

  4/11/97                       7,550                             $7.64
  4/14/97                       4,000                              7.63
  4/15/97                         900                              7.63
  4/16/97                       3,000                              7.63
  4/17/97                       2,300                              7.63
  4/18/97                       1,700                              7.63
  4/21/97                       6,300                              7.75